SANDSTORM GOLD TO RELEASE THIRD QUARTER RESULTS ON NOVEMBER 1

Vancouver, British Columbia — October 27, 2017 Sandstorm Gold Ltd. (“Sandstorm” or the “Company”) (NYSEAMERICAN: SAND, TSX: SSL) will release its 2017 third quarter results on Wednesday, November 1, 2017, after markets close.

A conference call will be held on Thursday, November 2, 2017 at 8:00am PDT to further discuss the third quarter results. To participate in the conference call, use the following dial-in numbers and conference ID, or join the webcast using the link below:

Local/International: (+1) 778-383-7413
North American Toll-Free:  (+1) 888-390-0546
Conference ID: 45251970
Webcast URL: http://ow.ly/eo2H30gbana

ABOUT SANDSTORM GOLD

Sandstorm Gold Ltd. is a gold royalty company. Sandstorm provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm has acquired a portfolio of 171 royalties, of which 20 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties.

For more information visit: www.sandstormgold.com

CONTACT INFORMATION

Nolan Watson	Denver Harris
President & CEO	Investor Relations
604 689 0234	604 628 1178